February 8, 2018

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control - Edgar

RE:	RiverSource Life Insurance Co. of New York

RiverSource of New York Variable Annuity Account

Post-Effective Amendment No. 10 on Form N-4

File Nos.333-186220/811-07623

RiverSource RAVA 5 Advantage Variable Annuity

RiverSource RAVA 5 Select Variable Annuity

RiverSource RAVA 5 Access Variable Annuity

(offered for contract applications signed on or after April 29, 2013)

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account (“Registrant”), RiverSource Life Insurance Co. of New York (“Company”) is filing electronically Registrant’s Post-Effective Amendment No.10 (“Amendment No.10”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the prospectus and Statement of Additional Information included in this Amendment No. 10 are substantially similar to Registrant’s Post-Effective Amendment No. 9, file Nos. 333-186220/811-07623 filed on or about April 26, 2017.

In this Amendment No.10, the primary changes to the contracts include:

•	The guaranteed lifetime withdrawal benefit riders known as SecureSource Core NY and SecureSource Core Plus NY have been introduced. The new riders will be offered for contracts purchased on or after April 30, 2018. They are substantially similar to the currently offered SecureSource 4 NY riders, except for the following differences:

(i) age bands and lifetime payment percentages;

(ii) new riders will not offer Income Bonus; and

(iii) current/maximum fees.

•	The new optional death benefit rider known as the SecureSource Legacy benefit has been introduced for contracts purchased on or after April 30, 2018. This benefit will be offered in conjunction with certain guaranteed lifetime withdrawal living benefit riders: SecureSource Core NY, SecureSource Core Plus NY, SecureSource 4 NY and SecureSource 4 Plus NY and will provide additional death benefit guarantees. If this death benefit is selected, no other death benefits will be available.

•	The following change has been made to the currently offered guaranteed lifetime withdrawal living benefit riders, SecureSource 4 NY and SecureSource 4 Plus NY:

•	For contracts purchased on or after April 30, 2018, the maximum lifetime benefit values will be increased from $10 million to $20 million.

•	Other non-material changes.

The prospectus for the above referenced variable annuities has been marked to show the changes from Post-Effective Amendment No. 9 filed on or about April 26, 2017.

If you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel